SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Exceed Company Limited

(NAME OF ISSUER)

Ordinary shares, $0.0001 par value

(TITLE OF CLASS OF SECURITIES)

G32335104

(CUSIP NUMBER)

Tse Shiu Wah
Beijing Century Limited
Room 1503 Ruttonjee House
11 Duddell Street
Central, Hong Kong 99999
011 852 3106 4999
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS)

September 9, 2010

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE  FOLLOWING BOX ☐.

NOTE:  SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS.  SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*  THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO		82935L101

(1)		NAMES OF REPORTING PERSONS
Beijing Century Limited

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☐

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
-0-

	(8)	SHARED VOTING POWER
1,312,504

	(9)	SOLE DISPOSITIVE POWER
-0-

	(10)	SHARED DISPOSITIVE POWER
1,312,504
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,504

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%(1)

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO
  (1) Based on 19,654,904 outstanding Ordinary Shares as of December 31, 2009 as reported in the Issuer’s 20-F for the year ended December 31, 2009.

(1)		NAMES OF REPORTING PERSONS
2020 International Capital Group Limited

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☐

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
-0-

	(8)	SHARED VOTING POWER
1,312,504

	(9)	SOLE DISPOSITIVE POWER
-0-

	(10)	SHARED DISPOSITIVE POWER
1,312,504
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,504

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%(1)

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO
  (1) Based on 19,654,904 outstanding Ordinary Shares as of December 31, 2009 as reported in the Issuer’s 20-F for the year ended December 31, 2009.

(1)		NAMES OF REPORTING PERSONS
Tse Shiu Wah

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☐

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
-0-

	(8)	SHARED VOTING POWER
1,312,504

	(9)	SOLE DISPOSITIVE POWER
-0-

	(10)	SHARED DISPOSITIVE POWER
1,312,504
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,504

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%(1)

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
  (1) Based on 19,654,904 outstanding Ordinary Shares as of December 31, 2009 as reported in the Issuer’s 20-F for the year ended December 31, 2009.

(1)		NAMES OF REPORTING PERSONS
George Lu

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☐

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
-0-

	(8)	SHARED VOTING POWER
1,312,504

	(9)	SOLE DISPOSITIVE POWER
-0-

	(10)	SHARED DISPOSITIVE POWER
1,312,504
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,504

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%(1)

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
  (1) Based on 19,654,904 outstanding Ordinary Shares as of December 31, 2009 as reported in the Issuer’s 20-F for the year ended December 31, 2009.

(1)		NAMES OF REPORTING PERSONS
Louis Koo

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☐

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
-0-

	(8)	SHARED VOTING POWER
1,312,504

	(9)	SOLE DISPOSITIVE POWER
-0-

	(10)	SHARED DISPOSITIVE POWER
1,312,504
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,504

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%(1)

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
  (1) Based on 19,654,904 outstanding Ordinary Shares as of December 31, 2009 as reported in the Issuer’s 20-F for the year ended December 31, 2009.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this statement relates are Ordinary Shares, $0.0001 par value (the "Shares") of Exceed Company Ltd.  (the “Issuer”).  The address of the Issuer’s principal executive office is Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)         The names of the persons filing this report are Beijing Century Limited (“Beijing Century”), 2020 International Capital Group Limited (“Capital”), Tse Shiu Wah, George Lu and Louis Koo (collectively, the "Reporting Persons”).  Capital is the parent of Beijing Century.  Mr. Tse is the sole director of Beijing Century.  Messrs. Lu and Koo are the sole directors of Capital.

(b)         The business address for each of the Reporting Persons is:

Room 1503 Ruttonjee House
11 Duddell Street
Central, Hong Kong 99999

(c)         The principal occupation of each of the Reporting Persons is investment.

(d)         None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On  September 9, 2010, an aggregate of 1,312,504 Ordinary Shares of the Issuer were transferred to Beijing Century by 2020 Strategic Investments, LLC (“2020”), the record owner of the Ordinary Shares.   Prior to the transfer, Beijing Century’s parent, Capital, had the rights to receive all of the economic benefits related to such shares other than a preferred return of $3,750 per year pursuant to an advisory agreement with 2020.  Beijing Century did not pay 2020 any consideration for the Shares.  The Ordinary Shares transferred to Beijing Century by 2020 were initially were acquired by 2020 pursuant to the Merger described in Item 4 below in exchange for 1,312,504 shares of common stock, $.0001 par value of 2020 ChinaCap Acquirco, Inc., a Delaware corporation (“ChinaCap”) acquired by 2020 from ChinaCap in January 2007 at a purchase price of approximately $0.013 per share.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 1,312,504 Ordinary Shares.

  No borrowed funds were used to purchase the Shares.

ITEM 4.	PURPOSE OF TRANSACTION.

On October 20, 2009, pursuant to a definitive Plan of Merger (the “Merger Agreement”) between ChinaCap and the Issuer, ChinaCap merged into the Issuer with the Issuer being the surviving entity and ChinaCap ceasing to exist (the “Merger”). Under the terms of the Merger Agreement, at the closing of the Merger, among other things:

•	Each share of the issued and outstanding common stock of ChinaCap, par value $0.0001 per share was exchanged for an Ordinary Share of the Issuer at a 1-1 exchange ratio.

•	Each warrant to purchase common stock of ChinaCap was exchanged for a warrant to purchased an equal number of Ordinary Shares of the Issuer; and

•
Each unit of ChinaCap, consisting of one share of ChinaCap common stock and a warrant to purchase a share of ChinaCap common stock, was exchanged for a unit of issuer, consisting of one Ordinary Share of Issuer and a warrant to purchase an Ordinary Share of the Issuer.

Each of the Reporting Persons has acquired Shares for investment. Each of the Reporting Persons evaluates its investment in the Shares on a continual basis. None of the Reporting Persons has any current plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Each of the Reporting Persons reserves the right to be in contact with members of the Issuer's management and Board of Directors (the “Board”), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Each of the Reporting Persons reserves the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

 Each of the Reporting Persons further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should he determine to do so, and/or to recommend courses of action to the other members of the Issuer's management and Board, the Issuer's shareholders and others.

None of the Reporting Persons has any current plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

a.
The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person may be found in rows 11 and 13 of the Cover Pages of this Schedule 13D for the respective Reporting Persons, which hereby are incorporated by reference.  Beijing Century owns the shares set forth on its Cover Page.  Capital, by virtue of its ownership of 100% of the outstanding securities of Beijing Century, is deemed  to beneficially own the shares set forth on its Cover Page. Mr. Tse, solely in his capacity as a controlling person of Beijing Century, is deemed  to beneficially own the shares set forth on his Cover Page. Messrs. Lu and Koo, solely in their respective capacities as controlling persons of Capital, are deemed to beneficially own the shares set forth on their respective Cover Pages. Collectively, the Reporting Persons beneficially own 1,312,504 Ordinary Shares of the Issuer.

b.
The powers that each Reporting Person has relative to the shares of the Issuer’s common stock discussed herein may be found in rows 7 through 10 of the Cover Pages of this Schedule 13D for the respective Reporting Persons, which hereby are incorporated by reference.  Mr. Tse has such powers solely in his capacity as a controlling person of Beijing Century.   Capital has such powers solely in its capacity as a controlling person of Beijing Century.  Messrs. Lu and Koo have such powers solely in their respective capacities as controlling persons of Capital.

c.	None.
d.	None.
e.	Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported  herein.  Each of the Reporting Persons specifically disclaims  beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person, except to the extent of its or his pecuniary interest therein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

By virtue of its acquisition of the Shares, Beijing Century has become a party to a certain Registration Rights Agreement dated as of November 8, 2007, initially between ChinaCap and the investors signatory thereto, which agreement was assumed by the Issuer as successor in interest to ChinaCap pursuant to the Merger.  The Registration Rights Agreement grants registration rights to Beijing Century with respect to the Shares owned by Beijing Century. The terms of the Registration Rights Agreement are incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement dated as of October 7, 2010, among Beijing Century Limited, 2020 International Capital Group Limited, Tse Shiu Wah, George Lu and Louis Koo.
99.2
Registration Rights Agreement dated as of November 8, 2007, among 2020 ChinaCap Acquirco, Inc. and the stockholders signatory thereto, incorporated by reference to Exhibit 10.17 to Amendment No. 6 to the Registration Statement on Form S-1 of 2020 ChinaCap Acquirco, Inc.  filed with the Securities and Exchange Commission on November 7, 2007.

The documents identified in Item 6 are necessarily included as exhibits due to their incorporation by reference. No material as listed in the instructions to Item 7 is included as an exhibit.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

October 19, 2010
Date
BEIJING CENTURY LIMITED

By: /S/ Tse Shiu Wah
Signature

Tse Shiu Wah, Director
Name/Title

October 19, 2010
Date
2020 INTERNATIONAL CAPITAL GROUP LIMITED

By: /S/ George Lu
Signature

George Lu, Director
Name/Title

October 19, 2010
Date

/S/ Tse Shiu Wah
Signature

Tse Shiu Wah
Name/Title

October 19, 2010
Date

/S/ George Lu
Signature

George Lu
Name/Title

October 19, 2010
Date

/S/ Louis Koo
Signature

Louis Koo
Name/Title

5

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Joint Filing Agreement dated as of October 7, 2010, among Beijing Century Limited, 2020 International Capital Group Limited, Tse Shiu Wah, George Lu and Louis Koo.
99.2
Registration Rights Agreement dated as of November 8, 2007, among 2020 ChinaCap Acquirco, Inc. and the stockholders signatory thereto, incorporated by reference to Exhibit 10.17 to Amendment No. 6 to the Registration Statement on Form S-1 of 2020 ChinaCap Acquirco, Inc.  filed with the Securities and Exchange Commission on November 7, 2007.